Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated March 9, 2010
Relating to Preliminary Prospectus Supplement dated March 9, 2010
Registration Statement No. 333-155243

TransAlta Corporation

Pricing Term Sheet

Issuer:	TransAlta Corporation

Expected Ratings:*	Baa2 (Stable)/BBB (Stable)

Security Type:	SEC registered senior unsecured notes

Size:	US$300,000,000

Maturity:	March 15, 2040

Coupon:	6.500% per annum, payable semi-annually

Price:	98.648% (US$295,944,000)

Net Proceeds:	US$293,319,000

Yield to Maturity:	6.604%

Spread:	+190 basis points

Benchmark Treasury:	4.375% due November 15, 2039

Treasury Yield/Price:	4.704%/94-24+

Trade Date:	March 9, 2010

Settlement Date:	March 12, 2010

Interest Payment Dates:

March 15 and September 15 of each year commencing September 15, 2010, to the persons in whose names the Notes are registered at the close of business on the preceding March 1 or September 1, respectively.

Make-Whole Call:	T+30 basis points

Selling Concession and Re-allowance:	Not to exceed 0.50% and 0.30%, respectively.

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

CUSIP No.: ISIN No.:	89346D AE7 US89346DAE76

Joint Book-Running Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:	Banc of America Securities LLC CIBC World Markets Corp. Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets Corporation RBS Securities Inc. Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, HSBC Securities (USA) Inc. toll free at 1-866-811-8049 or Wells Fargo Securities, LLC toll free at 1-800-326-5897.